UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

SKY HARBOUR GROUP CORPORATION

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

83085C107

(CUSIP Number)

Joshua P. Weisenburger

Boston Omaha Corporation

1601 Dodge Street, Suite 3300

Omaha, Nebraska 68102

(402) 201-2073

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 25, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	83085C107

1	NAMES OF REPORTING PERSONS
Boston Omaha Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
21,119,503 (1) (2) (3) (4) (see Item 5)
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
21,119,503 (1) (2) (see Item 5)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,119,503 (1) (2) (3) (4) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
93.2% of Class A Stock; representing 32.6% beneficial ownership of the combined voting Common Stock based on 57,129,831 shares of Common Stock outstanding as of January 25, 2022 (2) (3) (4) (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Comprised of (i) 4,500,000 shares of Issuer’s (as defined below) class A common stock, par value $0.0001 (the “Class A Stock”) purchased from YAC (as defined below) by the Reporting Person through BOC YAC Funding LLC (“BOC YAC”) immediately prior to the closing of the business combination (the “Business Combination”) between YAC and Sky Harbour LLC, a Delaware limited liability company (“Sky”) (originally issued in shares of YAC class A common stock, $0.0001 par value per share (“YAC Class A Stock”)); (ii) 3,193,474 shares of Class A Stock issued to the Reporting Person through BOC Yellowstone LLC (“BOC Yellowstone”) in connection with the automatic conversion of an equal number of shares of YAC’s class B common stock, par value $0.0001 common stock (“YAC Class B Stock”) upon the closing of the Business Combination; (iii) 206,250 shares of Class A Stock issued to the Reporting Person through BOC Yellowstone II LLC (“BOC Yellowstone II”) in connection with the automatic conversion of an equal number of shares of YAC Class B Stock upon the closing of the Business Combination; (iv) 5,500,000 shares of Class A Stock issued to the Reporting Person through BOC YAC in connection with the automatic conversion of 5,500,000 series B preferred units (“Sky Series B Preferred Units”) of Sky purchased in August 2021 and which converted to 5,500,000 shares of Class A Stock upon the closing of the Business Combination; and (v) privately placed warrants exercisable for 7,719,779 shares of Class A Stock (“Warrant Shares”) held by the Reporting Person through BOC Yellowstone that are exercisable within 60 days.

(2)	This calculation is based on 14,937,581 outstanding shares of Class A Stock as of January 25, 2022, as reported by the Issuer in the Form 8-K filed with the SEC on January 31, 2022.

(3)	Represents 32.6% of the combined voting power of Class A Stock and the Issuer’s (as defined below) class B common stock, par value $0.0001 per share (“Class B Stock” and together with the Class A Stock, the “Common Stock”) of the Issuer. See Item 5.

(4)	Reporting Person’s 32.6% combined voting power is calculated based on the total voting Common Stock of the Issuer, consisting of (i) 14,937,581 shares of Class A Stock and (ii) 42,192,250 shares of Class B Stock, each of which is issued and outstanding as of January 25, 2022, as reported in the Issuer’s 8-K filed with the SEC on January 31, 2022. Percentage of combined voting power represents voting power with respect to all shares of Common Stock, voting together as a single class. Holders of Class A Stock and Class B Stock are entitled to one vote per share on all matters submitted to the stockholders for their vote or approval. See Item 5.

Item 1. Security and Issuer.

This Schedule 13D relates to shares of the Class A Stock of Sky Harbour Group Corporation, a Delaware corporation (the “Issuer”), whose principal executive office is located at 136 Tower Road, Hangar M, Suite 205, White Plains, NY 10604. Prior to the Business Combination, the Issuer was known as Yellowstone Acquisition Company, a Delaware corporation (“YAC”).

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Boston Omaha Corporation, a Delaware corporation (the “Reporting Person”), and includes securities held by its indirect, wholly-owned subsidiaries BOC Yellowstone LLC (“BOC Yellowstone”), BOC Yellowstone II LLC (“BOC Yellowstone II”) and BOC YAC Funding LLC (“BOC YAC”). All investment and voting decisions for the Class A Shares held by the Reporting Person, BOC YAC, BOC Yellowstone, and BOC Yellowstone II are made by the Reporting Person based on a majority consent of its investment committee, comprised of Mr. Alexander B. Rozek, Mr. Adam K. Peterson, and Mr. Joshua P. Weisenburger, each of whom expressly disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary indirect interest he may have therein as a stockholder of the Reporting Person. Mr. Rozek is an executive officer and director of the Reporting Person and a member of the Issuer’s board of directors (the “Board”). Current information concerning the identity and background of the directors and officers of the Reporting Person is set forth in Schedule I attached hereto, which is incorporated by reference to this Item 2.

(b)	The principal business address of the Reporting Person is 1601 Dodge Street, Suite 3300, Omaha, NE 68102.

(c)	The principal business of the Reporting Person is outdoor advertising, surety insurance and broadband telecommunications services.

(d)	(e) During the last five years, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any other person identified in Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

As described in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on January 31, 2022, pursuant to the terms of that certain Equity Purchase Agreement, dated as of August 1, 2021 (the “Equity Purchase Agreement”), between YAC and Sky, upon consummation of the transactions contemplated thereby, certain of the securities of YAC and Sky beneficially owned by the Reporting Person immediately prior to the effective time of the Business Combination remained, were converted into, or were exchanged for, as the case may be, in accordance with the terms of the Equity Purchase Agreement, 13,399,724 shares of Class A Stock and private placement warrants (the “Warrants”) to purchase 7,719,779 Warrant Shares at a price of $11.50 per share.

In particular, these 13,399,724 shares of Class A Stock and 7,719,779 Warrant Shares are comprised of: (i) 3,193,474 shares of YAC Class B Stock previously held by the Reporting Person as sponsor of YAC; (ii) 4,500,000 shares of YAC Class A Stock purchased by the Reporting Person through BOC YAC immediately prior to the closing of the Business Combination; (iii) 5,500,000 Sky Series B Preferred Units purchased by the Reporting Person through BOC YAC immediately following YAC and Sky’s entry into the Equity Purchase Agreement; (iv) 206,250 shares of YAC Class B Stock held by the Reporting Person through BOC Yellowstone II and (v) Warrants for 7,719,779 Warrant Shares purchased by the Reporting Person through BOC Yellowstone in connection with YAC’s initial public offering (the “YAC IPO”).

The Reporting Person expended its own investment capital to acquire the securities of YAC and Sky held by it prior to the consummation of the Business Combination contemplated by the Equity Purchase Agreement.

Item 4. Purpose of Transaction.

The information in Items 3 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Person acquired the securities described in this Schedule 13D in connection with the YAC IPO, its prior investment in Sky and the subsequent closing of the Business Combination and intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person, in its position as a securityholder of the Issuer, may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Issuer’s Class A Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Issuer’s Class A Stock and percentage of Class A Stock beneficially owned by the Reporting Person, and which the Reporting Person has the sole or shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition of, as of the date hereof, based on 14,937,581 outstanding shares of Class A Stock of the Issuer as of January 25, 2022, as reported by the Issuer in the Form 8-K filed with the SEC on January 31, 2022.

The following also sets forth the combined voting power of the 21,119,503 shares of Class A Stock beneficially owned by the Reporting Person relative to the Issuer’s total outstanding Common Stock, as to which the Reporting Person has the sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition of, as of the date hereof, based on 14,937,581 shares of Class A Stock and 42,192,250 shares of the Issuer’s Class B Stock issued and outstanding as of as of January 25, 2022, as reported in the Issuer’s 8-K filed with the SEC on January 31, 2022.

	Class A Common Stock		Class B Common Stock		Combined Voting Power
Reporting Person	Number	%	Number	%	(%)(1)
Boston Omaha Corporation(2)	21,119,503	93.2%	-	-	32.6%

(1)	Percentage of combined voting power represents voting power with respect to all shares of the Issuer’s Common Stock (Class A Stock and Class B Stock), voting together as a single class. Holders of Class A Stock and Class B Stock are entitled to one vote per share on all matters submitted to the stockholders for their vote or approval.

(2)	Consists of 13,399,724 shares of Class A Stock and 7,719,779 Warrant Shares held through the following indirect subsidiaries: BOC Yellowstone, BOC Yellowstone II and BOC YAC.

(c)	Except as described elsewhere in this Schedule 13D, including in Items 3 and 6 incorporated herein by reference, during the past 60 days, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Item 2 hereof, have effected any transactions with respect to the Issuer’s Class A Stock.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer’s Class A Stock.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 are incorporated by reference into this Item 6.

Equity Purchase Agreement

On August 1, 2021, YAC and Sky entered into the Equity Purchase Agreement. Pursuant to the Equity Purchase Agreement, following the closing of the Business Combination, the Issuer was organized in an Up-C structure, in which substantially all of the operating assets of the Issuer are held by Sky, and the Issuer’s only assets will be its equity interests in Sky. The material terms of the Equity Purchase Agreement are described in the section of the Issuer’s Definitive Proxy Statement filed with the SEC on January 7, 2021 (the “Proxy Statement”) entitled “Proposal No. 1–The Business Combination Proposal–Equity Purchase Agreement” beginning on page 98, which is incorporated herein by reference.

The above description of the Equity Purchase Agreement, including the description in the Proxy Statement referenced above, does not purport to be complete and is qualified in its entirety by the full text of the Equity Purchase Agreement, which is included as an exhibit to this Schedule 13D and is incorporated herein by reference.

Sky Amended and Restated Operating Agreement

In connection with the Business Combination, the Issuer (as the managing member of Sky), Tal Keinan (“TK”), Due West Partners LLC, a Delaware limited liability company (“Due West”), Center Sky Harbour LLC, a Delaware limited liability company (“Center Sky” and, together with TK and Due West, the “Existing Sky Equityholders”), entered into a Third Amended and Restated Operating Agreement of Sky (the “A&R Operating Agreement”), which, among other things: (i) appointed the Issuer as the managing member of Sky and (ii) restructured the capitalization of Sky to, among other things, authorize the issuance of Sky common units to the Issuer.

The Sky A&R Operating Agreement prohibits transfers of Sky common units without the prior written consent of the Issuer, which consent may be given or withheld in the Issuer’s sole discretion, subject to certain exceptions. Subject to the terms of the A&R Operating Agreement, members of Sky may from time to time cause Sky to redeem any or all of their Sky common units in exchange for an equal number of shares of the Issuer’s Class A Stock. The material terms of the A&R Operating Agreement are described in the section of the Issuer’s Proxy Statement entitled “Proposal No. 1–The Business Combination Proposal–A&R Operating Agreement of Sky” beginning on page 110, which is incorporated herein by reference.

The above description of the A&R Operating Agreement, including the description in the Proxy Statement referenced above, does not purport to be complete and is qualified in its entirety by the full text of the A&R Operating Agreement, which is included as an exhibit to this Schedule 13D and is incorporated herein by reference.

Stockholders’ Agreement

In connection with the closing of the Business Combination, the Issuer, and the Existing Sky Equityholders and BOC Yellowstone and BOC Yellowstone II (collectively, the “Stockholder Parties”), entered into a stockholders’ agreement (the “Stockholders’ Agreement”). Pursuant to the Stockholders’ Agreement, among other things, the Stockholder Parties agreed to vote their respective securities of the Issuer that may be voted in the election of the Board held by each in accordance with the provisions of the Stockholders’ Agreement. As of the closing of the Business Combination, the Board initially consisted of seven directors. As the holder of founder units of Sky prior to the Business Combination, TK and his permitted designees will have the right, pursuant to the Stockholders’ Agreement, to nominate four of the seven members of the Board at any time. Each of Due West and its permitted designees, Center Sky and its permitted designees, and BOC Yellowstone and BOC Yellowstone II, together with their collective permitted designees, will have the right to nominate a director. Each of the Stockholder Parties respectively agreed to vote for each of the foregoing nominees at each meeting of stockholders called for the purpose of electing directors. The director nomination rights will each fall away when certain conditions are met.

BOC Yellowstone and BOC Yellowstone II, collectively, and their permitted transferees will no longer be entitled to nominate a director to the Board if: (i) collectively, at any point after the closing of the Business Combination, they do not hold at least thirty-three (33%) of the outstanding voting power of the Issuer that they held at the time of the closing of the Business Combination or (ii) the first date following the closing of the Business Combination upon which their designation rights have been terminated (a) because they or any of their affiliates have become a Competitor (as defined in the Stockholders’ Agreement) of the Issuer; (b) they or any of their affiliates have commenced any legal proceeding against the Issuer, its subsidiaries, or any other member of the Board; or (c) they or any of their affiliates has the right (whether exercised or not) to designate or appoint a member of or observer to the Board (or similar governing body) of any Competitor to the Issuer.

The Stockholders’ Agreement also contains certain provisions intended to maintain, following the closing of the Business Combination, the Issuer’s qualification as a “controlled company”. Moreover, each of the Stockholder Parties agreed not to grant, or enter into a binding agreement with respect to, any proxy to any person in respect of such party’s equity securities of the Issuer that would prohibit such party from casting such votes in accordance with the Stockholders’ Agreement. The material terms of the Stockholders’ Agreement are described in the section of the Issuer’s Proxy Statement entitled “Proposal No. 1–The Business Combination Proposal–Stockholders’ Agreement and Election of Directors” beginning on page 113, which is incorporated herein by reference.

The above description of the Stockholders’ Agreement, including the description in the Proxy Statement referenced above, does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders’ Agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the Business Combination, the Existing Sky Equityholders, BOC YAC, and BOC Yellowstone (the “Holders”) entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer granted the Holders certain registration rights with respect to the securities of the Issuer owned by the Holders. Among other things, the Registration Rights Agreement requires the Issuer to register the shares of Class A Stock issued in connection with the Business Combination. The Holders will be entitled to (i) make a written demand for registration under the Securities Act of all or part of their shares of Class A Stock (up to a maximum of two demands per year) and only if the offering will include registrable securities with a total offering price reasonably expected to exceed, in the aggregate, $10 million, including at least one requesting holder holding $5,000,000 or more of registrable securities; and (ii) “piggy-back” registration rights to registration statements filed following the Business Combination. The material terms of the Registration Rights Agreement are described in the section of the Issuer’s Proxy Statement entitled “Proposal No. 1–The Business Combination Proposal–Registration Rights Agreement” beginning on page 115, which is incorporated herein by reference.

The above description of the Registration Rights Agreement, including the description in the Proxy Statement referenced above, does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

PIPE Subscription Agreement

On December 22, 2021, BOC YAC entered into a subscription agreement with YAC (the “PIPE Subscription Agreement”). Pursuant to the PIPE Subscription Agreement, BOC YAC purchased immediately prior to the consummation of the Business Combination 4,500,000 shares of YAC Class A Stock, at a price of $10.00 per share, for an aggregate purchase price of $45 million. The material terms of the PIPE Subscription Agreement are described in the section of the Issuer’s Proxy Statement entitled “Summary of the Proxy Statement–Related Agreements–Subscription Agreement” beginning on page 29, which is incorporated herein by reference.

The above description of the PIPE Subscription Agreement, including the description in the Proxy Statement referenced above, does not purport to be complete and is qualified in its entirety by reference to the full text of the PIPE Subscription Agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Tax Receivable Agreement

On January 25, 2022, in connection with the consummation of the Business Combination, the Issuer, Sky, the Existing Sky Equityholders, and TK, in his capacity as the TRA Holder Representative, entered into a tax receivable agreement (the “Tax Receivable Agreement”). The material terms of the Tax Receivable Agreement are described in the section of the Issuer’s Definitive Proxy Statement filed with the U.S. Securities and Exchange Commission on January 7, 2022 (the “Proxy Statement”) entitled “Proposal No. 1—The Business Combination Proposal—Related Agreements—Tax Receivable Agreement” beginning on page 111, which is incorporated herein by reference.

The above description of the Tax Receivable Agreement, including the description in the Proxy Statement referenced above, does not purport to be complete and is qualified in its entirety by the full text of the Tax Receivable Agreement, which is included as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Equity Purchase Agreement, dated August 1, 2021, by and between Sky and YAC (incorporated by reference to the Issuer’s Current Report on Form 8-K filed by the Issuer with the SEC on August 3, 2021).

Exhibit 2

Series B Preferred Unit Purchase Agreement, dated August 1, 2021, by and among Sky and BOC YAC, and solely for the purpose of Section 2.1(a)(i) and Section 2.3(c)(iii), YAC (incorporated by reference to the Reporting Person’s Current Report on Form 8-K filed by the Reporting Person with the SEC on August 3, 2021).

Exhibit 3	Third Amended and Restated Operating Agreement of Sky, dated January 25, 2022 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed by the Issuer with the SEC on January 31, 2022).

Exhibit 4	Subscription Agreement, dated December 22, 2021, by and between YAC and BOC YAC (incorporated by reference to the Issuer’s Current Report on Form 8-K filed by the Issuer with the SEC on December 23, 2021).

Exhibit 5	Stockholder Agreement, dated January 25, 2022, by and among the Issuer, the Existing Sky Equityholders, BOC Yellowstone and BOC Yellowstone II (incorporated by reference to the Issuer’s Current Report on Form 8-K filed by the Issuer with the SEC on January 31, 2022).

Exhibit 6	Registration Rights Agreement, dated September 14, 2021, by and among Sky, the Existing Sky Equityholders, BOC YAC, BOC Yellowstone, and BOC Yellowstone II (incorporated by reference to the Issuer’s Current Report on Form 8-K filed by the Issuer with the SEC on January 31, 2022).

Exhibit 7	Tax Receivable Agreement, dated January 25, 2022, by and among the Issuer, Sky, the Existing Sky Equityholders and TK, in his capacity as the TRA Holder Representative (incorporated by reference to the Issuer’s Current Report on Form 8-K filed by the Issuer with the SEC on January 31, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

BOSTON OMAHA CORPORATION

By:	/s/ Joshua P. Weisenburger
Name:	Joshua P. Weisenburger

Schedule I

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Person are set forth below. The business address of each individual associated with the Reporting Person is c/o 1601 Dodge Street, Suite 3300, Omaha, NE 68102.

Boston Omaha Corporation

Name	Present Principal Occupation or Employment	Citizenship

Alexander B. Rozek	Co-Chairperson, Co-President and Co-Chief Executive Officer	USA

Adam K. Peterson	Co-Chairperson, Co-President and Co-Chief Executive Officer	USA

Joshua P. Weisenburger	Chief Financial Officer, Secretary, and Treasurer	USA

Bradford B. Briner	Co-Chief Investment Officer of Willett Advisors (Director)	USA

Brendan J. Keating	Manager and CEO of Logic Real Estate Companies, LLC (Director)	USA

Frank H. Kenan II	Co-Founder and Principal of KD Capital Management, LLC (Director)	USA

Jeffrey C. Royal	President of Dundee Bank (Director)	USA

Vishnu Srinivasan	Chief Investment Officer of The Ohio State University (Director)	USA